Filed Pursuant to Rule 433
Registration Statement Nos. 333-205558,
333-205558-01 and 333-205558-02

NextEra Energy, Inc. Media Line: (561) 694-4442 July 28, 2015

FOR IMMEDIATE RELEASE

NextEra Energy Capital Holdings announces dates for remarketing of its Series F Debentures due Sept. 1, 2017

JUNO BEACH, Fla. – NextEra Energy Capital Holdings, Inc. today announced that it will conduct a remarketing of its Series F Debentures due Sept. 1, 2017 (the “Debentures”) (CUSIP No. 65339K AE0), which are currently outstanding in the aggregate principal amount of $650 million, on Aug. 5, 2015 (and, if necessary, on the following two business days). The Debentures were originally issued as part of NextEra Energy, Inc.’s Corporate Units (CUSIP No. 65339F 887) on Sept. 11, 2012 (the “Corporate Units”) in conjunction with a Purchase Contract Agreement, dated as of Sept. 1, 2012 (the “Purchase Contract Agreement”). The Debentures are guaranteed by NextEra Energy Capital Holdings’ parent company, NextEra Energy, Inc. (NYSE: NEE).

If the remarketing is successful, the interest rate on the Debentures will be reset to a rate that will enable the Debentures to be remarketed at a price equal to or greater than the sum of the Remarketing Treasury Portfolio Purchase Price, the Separate Debentures of the Twenty-Second Series Purchase Price and the Remarketing Fee (as those terms are defined in the Officer’s Certificate, dated Sept. 11, 2012, creating terms of the Debentures under the Indenture, dated as of June 1, 1999, as amended). The reset interest rate and the subsequent interest payment dates will be established on the date of the successful remarketing and become effective on the third business day following the date of such successful remarketing. The Remarketing Fee will not exceed 0.25 percent of the sum of the Remarketing Treasury Portfolio Purchase Price plus the Separate Debentures of the Twenty-Second Series Purchase Price.

Upon a successful remarketing, the proceeds of the remarketing of the Debentures that are components of the Corporate Units will be used to purchase a portfolio of U.S. Treasury securities (or principal or interest strips thereof), which will be substituted for the Debentures and pledged to secure the obligation of the holders of the Corporate Units to purchase NextEra Energy common stock on Sept. 1, 2015, pursuant to the Purchase Contract Agreement. The proceeds from the remarketing of any Debentures that are not a component of Corporate Units and whose holders elect to include some or all of those Debentures in the remarketing will be paid to such holders.

Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc. are the remarketing agents.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities to which this communication relates in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before a prospective purchaser invests in the Debentures, such person should read the prospectus in that registration statement and the related prospectus supplement to be filed with the SEC and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering to which this communication relates. A prospective purchaser may get these documents when available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or the remarketing agents will arrange to send a prospective purchaser the prospectus and the related prospectus supplement if such person requests it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, Barclays Capital Inc. toll-free at (888) 603-5847 and Citigroup Global Markets Inc. toll-free at (800) 831-9146.

NextEra Energy, Inc.

NextEra Energy, Inc. (NYSE: NEE) is a leading clean energy company with consolidated revenues of approximately $17.0 billion, approximately 44,900 megawatts of generating capacity, which includes megawatts associated with noncontrolling interests related to NextEra Energy Partners, LP (NYSE: NEP), and approximately 13,800 employees in 27 states and Canada as of year-end 2014. Headquartered in Juno Beach, Fla., NextEra Energy’s principal subsidiaries are Florida Power & Light Company, which serves approximately 4.8 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the United States, and NextEra Energy Resources, LLC, which, together with its affiliated entities, is the world’s largest generator of renewable energy from the wind and sun. Through its subsidiaries, NextEra Energy generates clean, emissions-free electricity from eight commercial nuclear power units in Florida, New Hampshire, Iowa and Wisconsin. NextEra Energy has been recognized often by third parties for its efforts in sustainability, corporate responsibility, ethics and compliance, and diversity, and has been ranked in the top 10 worldwide for innovativeness and community responsibility as part of Fortune’s 2015 list of “World’s Most Admired Companies.” For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

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